

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2016

Ira Levy
Chief Executive Officer and President
Surge Components, Inc.
95 East Jefryn Blvd.
Deer Park, New York 11729

Re: Surge Components, Inc.
PREC14A - Preliminary Proxy Statement filed on Schedule 14A
Filing made on October 7, 2016 by Surge Components, Inc.
File Number: 000-27688

Dear Mr. Levy,

        We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information to be provided so that we may better understand the disclosure.

        Please respond to this letter by amending the Schedule 14A or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to the filing and any information you provide in response to these comments, we may have additional comments.

PREC14A filing made on October 7, 2016

General

1. Please revise to include a statement regarding the number of shares outstanding the class of securities in respect of which proxies are being solicited, or advise. Refer to Item 6(a) of Schedule 14A.

2. Please revise to identify the proxy statement that will be distributed to shareholders, as distinguished from the Schedule 14A or the Notice of the annual meeting, as preliminary. Refer to Rule 14a-6(e)(1) of Regulation 14A.

3. Please revise to state the business address for non-nominee directors, or advise. Refer to Item 5(b) of Schedule 14A.

4. Advise us, with a view toward revised disclosure, why none of the other participants have been identified on the cover page of Schedule 14A as persons filing the proxy statement.

Proposal 1 | Election of Directors

5. Item 5(b)(1)(iii) of Schedule 14A requires a statement as to "whether or not" any of the participants have been the subject of criminal convictions within the last ten years. Please provide us with a written reply made on behalf of each participant notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed on Schedule 14A.

6. The biographical information, as provided pursuant to Item 7(b) of Schedule 14A, does not appear to fully comply with the requirements of Item 401 of Regulation S-K. While a listing of the ages of all directors, executive officers and significant employees is required, ages do not appear to have been provided. Please revise or advise.

Proposal No. 2: Advisory Vote on Executive Compensation

7. Revise to cite the federal statutory provision, as distinguished from a rule promulgated by the U.S. Securities and Exchange Commission, pursuant to which the advisory vote is being sought.

8. Revise to state the frequency of such advisory votes or when the next advisory vote will occur. Refer to Item 24 of Schedule 14A.

Proposal No. 4: Approval of the Rights Plan

9. The summary of this proposal refers to Appendix A as the document where security holders could find and review a full description of the rights plan. No Appendix A was included. Please revise or advise.

10. Advise us, with a view towards revised disclosure, whether any disadvantages exist for an issuer to have such a rights plan. For example, advise us what consideration was given to disclosing, if true, that the existence of such a plan could make a change of control transaction, such as a tender offer, more difficult to get consummated.   Refer to Release No. 34-15230 (October 13, 1978).

11. We note the disclosure that indicates the rights plan was adopted by the "Board, effective October 7, 2016." Advise us, with a view toward revised disclosure, why the security holders are being asked to "approve" this rights plan as distinguished from ratifying it. For example, describe the legal requirement, if any, that resulted in the matter being submitted to security holders for their "approval."

Proposal No. 7: By-Law Restoration Proposal

12. We note the disclosure that "one or more properly adopted by-law amendments determined by the Board to be in the best interest of the Company and its shareholders" may be subject to repeal. Please revise to indicate, if true, that to the extent the proposal is lawfully approved, the repeal that would be effectuated could result in the repeal of an action aligned with stockholder interests and identify the bylaw. Otherwise, please support the cited statement with a reasonable factual foundation. Refer to Note b. to Rule 14a-9.

Statements Regulated Under Rule 14a-9

13. Please revise to state the factual foundation, if any, that supports the following representations regarding the "substantial expense" and "substantial investment of management time," or alternatively delete the statement: "The Board believes that reincorporating the Company in Delaware would involve substantial expense to the Company and would require a substantial investment of management time that would be better spent on the Company's business affairs."

We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3266 if you have any questions about the comments.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Kai Haakon Liekefett, Esq.